EMPLOYEE TALKING POINTS 5.31.16 9:40 a.m. FINAL REVISED

Filed by: Westar Energy, Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc

Commission File Number: 001-03523

Date: May 31, 2016

This is the latest version posted at 9:40 a.m., Tuesday, May 31.

Sorry for the multiple revisions, but we’ve been adding language as we receive it from Great Plains. There is more specific information now in the Q&A regarding jobs. Feel free to reach out to CorpComm@westarenergy.com if you have questions or need clarification. Thank you!

What is happening?

•	What: Great Plains Energy has announced plans to acquire Westar Energy.

•	Westar shareholders will receive $60.00 per share of total consideration for each share of Westar common stock, consisting of $51.00 in cash and $9.00 in Great Plains Energy common stock, based on the closing price of Great Plains common stock on Friday, May 27, 2016. This represents a consideration mix of 85 percent cash and 15 percent stock. The number of shares of Great Plains common stock to be delivered as the stock portion of the consideration will be finally determined at the time of closing of the transaction based upon the Great Plains Energy common stock price at that time. The exchange ratio for the stock consideration ranging between 0.2709 to 0.3148 shares of Great Plains Energy common stock for each Westar share of common stock, representing a collar of 7.5% (plus or minus) on the value of the stock portion of the consideration.

•	Who: Pending approvals, Westar Energy will become a wholly owned subsidiary of Great Plains Energy

•	Great Plains is the parent company of KCP&L

•	Great Plains has operated in Kansas for more than 100 years

•	Where: Kansas!

•	Keeps downtown Topeka headquarters. What a relief.

•	Continues community involvement initiatives and charitable giving

•	When: We expect the agreement to be completed in late spring or early summer 2017, pending approvals

•	Requires approvals from Westar and Great Plains shareholders, KCC, and others

EMPLOYEE TALKING POINTS 5.31.16 9:40 a.m. FINAL REVISED

•	Why? Size matters in this industry

•	Within the energy industry, we are viewed as a very well-run company. However, we are relatively small, which means the costs of running our business are spread over a smaller customer base.

•	Electricity sales are growing more slowly and the cost of doing business keeps going up – both from regulatory requirements and capital investments. Pooling our resources makes us stronger.

•	Larger organizations better withstand public policy changes, associated compliance costs, infrastructure investments, fluctuating financial markets with better protections for customers and their energy bills.

•	By combining the two largest Kansas utilities, we’ll be the state’s largest energy company and one of the largest in the Midwest, with twice the number of customers and megawatts we have now.

•	This is the next logical step to keep our company viable

Next logical step to keep our company successful

Great Plains Energy and Westar make a good combination

•	What a relief to have found this partnership

•	Combination brings together the two largest energy companies in Kansas

•	Builds on long-standing relationship between trusted partners in Wolf Creek, La Cygne and Jeffrey Energy Center

•	Share a common vision for our customers, employees, investors and the communities we serve

Good agreement

•	Employees –

•	Honors our labor contracts

•	Maintains our existing compensation and benefits

•	Keeps our severance plan and makes it better

•	Being part of a larger organization offers broader job opportunities for those who are interested

•	Customers

•	Customers will benefit from cost savings and shared commitment to great service, while getting safe, clean, reliable, affordable energy

•	Shareholders

•	Shareholders receive $60 per share (subject to adjustments), a tremendous value on their investment

•	Communities we serve

•	Keeps downtown Topeka headquarters

•	Communities keep Westar partnerships and charitable giving

•	Kansas gains a bigger, stronger energy company

EMPLOYEE TALKING POINTS 5.31.16 9:40 a.m. FINAL REVISED

Time is just right

•	The number of investor-owned electric utilities has declined by about 50 percent since the mid-90s

•	Chose our own path forward rather than becoming an outpost for some far-off conglomerate

•	Next logical step for Kansas – makes us more resilient and is a huge commitment to Kansas’ future

•	Both companies are experiencing a wave of retirements, which will provide savings through natural attrition

Combination won’t happen overnight

•	Several regulatory approvals are required, so process likely will take at least the better part of a year, similar to a rate case

•	Our customers – and providing them safe, clean, reliable, affordable electricity – will remain our primary focus

•	It’s easy to get distracted in times of change. Be sure to keep safety at the forefront of all you do

Q&A

Will our workforce shrink?

Yes. Both companies are in the midst of a wave of retirements. We expect most of the labor savings to come from natural attrition and retirements.

Will I lose my job?

•	Never say never

•	But Great Plains has a strong history (Aquila transaction in 2008) of managing these types of transactions minimizing layoffs

•	Great Plains has many other tools to use: attrition (4-5% a year); voluntary packages

•	Great Plains will work with Westar on the transition and are looking to be more efficient over time

•	Finally, Great Plains has accepted Westar’s severance package (for non-union employees) and enhanced it for newer employees

•	Great Plains will honor labor contracts (for union employees)

Remember adaptability is a core value. Your job – and those of your colleagues – have been foremost in consideration, so that decision will largely be within your own control. You should think of severance as insurance against worst case scenario. Part of what the company is buying is talent.

Will Westar people be asked to relocate?

That’s possible for some, just like today. However, bargaining unit employees will continue to follow the contract as established with Westar.

Will the Wichita General Office be closed?

We don’t know; a lot of details will be worked out as we move forward. We’ll continue to have a meaningful presence in Wichita, the largest city in the state and a key industrial hub. A sustained presence there makes good sense.

EMPLOYEE TALKING POINTS 5.31.16 9:40 a.m. FINAL REVISED

Will any facilities be closed?

I expect so, but not our headquarters. We expect efficiencies to be gained over time from combining the two organizations. That could include closing operating facilities, though there have been no decisions on any specific locations from either company.

Will my pay change?

No. That is one of the employee protections we negotiated.

Will my benefits change?

No. That is one of the employee protections we negotiated. Remember, though, even as a stand-alone company, we review and change our benefits on occasion and that won’t change.

What will happen to my restricted share units? What if I’m not vested yet?

When we receive all regulatory approvals and the agreement closes, all outstanding RSUs (time-based and performance-based) will vest in full and will be paid in cash at $60 per share (subject to certain adjustments) plus any accrued dividends and minus taxes.

Will economic negotiations be reopened with our union?

The agreement honors all terms of the current union contracts.

What has to happen for the deal to be approved?

We expect the agreement to close by late spring or early summer 2017. These are the approvals we need to close the agreement:

•	Westar and Great Plains shareholders

•	Kansas Corporation Commission

•	Nuclear Regulatory Commission

•	Federal Energy Regulatory commission

•	Hart Scott Rodino antitrust clearance

What happens if the deal falls through?

That depends on the reason the deal does not close. Under certain circumstances either Great Plains or Westar could be required to pay the other company a fee. The size of the fee depends on the reason.

When will the acquisition be finalized?

We plan to make a joint filing for approval at the KCC this summer, with approvals and closing of the transaction late spring or early summer 2017.

EMPLOYEE TALKING POINTS 5.31.16 9:40 a.m. FINAL REVISED

What will we be doing while the acquisition is being finalized?

Our jobs! We all need to stay focused on running our company the best way we do already. We can’t compromise our standards, despite some distraction.

Will I still have my same manager or will I be reporting to someone at Great Plains?

Nothing happens quickly in these deals. Your manager will not change immediately; and depending on your role, may not change even after the transaction closes. However, throughout, our core value of adaptability will aid all of us.

What happens to Ruelle and the rest of the management team?

A company only needs one CEO, so Mark will step aside when the deal is completed and that is not an unusual practice. He will continue to lead the company until the deal closes.

As for the rest of the executive team, they will work closely with their counterparts at Great Plains to determine where everyone’s skill sets best add value to the company. This is just part of the integration process going forward.

Who will run Westar after Mark leaves?

We don’t know yet. Terry Bassham is president and CEO of Great Plains.

How much is Ruelle making off this deal? Other officers?

If anyone, not covered by the union contract, including the executives, involuntarily loses their job (and Mark will), the contract provides a payment based on salaries. We negotiated this for anyone potentially affected who is not covered by the labor contract.

This general provision has been in place for years for the executive team, in contemplation of such a possibility. I don’t know exact dollar amounts, but the terms are public information and are included in our proxy. We negotiated the ability to fill in a few gaps in the existing program, such as for recent hires.

Will our Board members be joining the new company’s board?

We have one Board position on the Great Plains board of directors. Who will fill that seat has yet to be determined.

What will our company name be?

We don’t know yet.

What should I be doing?

We all need to continue to do our jobs just as we did last week. We’ll ask some of you to help with information requests from regulators or other parties, so please make that a priority. Bring your best thoughts when asked how best to integrate the two companies to make the strongest organization.

EMPLOYEE TALKING POINTS 5.31.16 9:40 a.m. FINAL REVISED

How much savings is expected from this agreement?

It is too soon to answer that question. We have not made any assessment of potential savings.

In your last deal, how many people lost their jobs?

Great Plains did a great job of managing natural retirements and attrition. When you are talking about thousands of employees, that doesn’t work perfectly. In a few cases, about 4-5 percent, they used VOLUNTARY severance. In a fewer still, they provided employees severance.

How do we get the savings if we don’t reduce headcount?

Never say never. Great Plains did a great job of managing natural retirements and natural attrition. When you are talking about thousands of employees, that doesn’t work perfectly. In a few cases, about 4-5 percent, they used VOLUNTARY severance. In a fewer still, they provided employees severance.

What happens if I lose my job?

If you work under our labor contract, those provisions remain just as they are today, because Great Plains has agreed to honor our labor contract.

If you are a non-union employee (and you weren’t fired for cause), you would receive a severance. The amount would depend on position, salary and tenure.

Can I elect the severance package at my choice?

No. You should think of severance as insurance against worst case scenario. Part of what the company is buying is talent. As the transition continues, it’s possible Great Plains might offer some sort of voluntary severance, but that doesn’t exist today.

What happens if they move my job and I don’t want/can’t move?

It’s really your employer’s prerogative as to where the jobs are. If they offer you a job with similar compensation, it’s your choice to take it or not. But there probably isn’t going to be a severance if you turn down the job.

Is Ruelle just the first of the dominoes to fall?

As I mentioned, it’s expected in these situations that they only need one CEO. Part of what they’re acquiring is talent. The companies will have to work together to get the right people in the right seats on the bus to make the combined company successful.

Why sell to an out of state utility?

Actually, Great Plains has been a Kansas utility longer than Westar. Though the company headquarters is in Kansas City, Missouri, after closing, the company will have more customers in Kansas than Missouri. With them, Westar won’t become an outpost for a far-off conglomerate.

After the KG&E deal, KPL made a promise to maintain a Wichita headquarters.

A quarter of a century after that transaction, more than a third of our workforce is still in the Wichita area.

Things change, whether we like it or not. That’s why we have “adaptability” as one of our four core values, along with safety, integrity and accountability.

EMPLOYEE TALKING POINTS 5.31.16 9:40 a.m. FINAL REVISED

We tried this twice before. What makes you think it will work this time?

That was a different century and different circumstances. We have a different management team on both sides. Maybe the biggest reason is that this agreement was developed on cordial, mutual terms.

If size is why we’re doing this, we’re bigger…why didn’t we buy them?

The companies are roughly equal in size, depending on what you measure. But, in this business size eventually matters. Independently, neither of us is very big. Together, we’ll be pretty big.

Pressures to consolidate continue. Companies have to pick a line – either maximize value by being consolidated (which we’ve chosen) or become a consolidator (like Great Plains has chosen). Either can work; this is what our Board of Directors have chosen.

What happens if it doesn’t close?

The companies each remain independent. Depending on the reason one company may pay the other a “break up” fee.

How many companies did we talk to?

It was a competitive process and it remains confidential. Ultimately, we chose the best partner for all our stakeholders.

Why weren’t you forthcoming when the rumors started?

We don’t comment on rumors, whether they have a basis in fact or not.

How much do we have to pay the investment bankers?

About $30 million – on a transaction valued at over $12 billion for all the investors – including many in this room. I think it’s about a quarter of one percent.

EMPLOYEE TALKING POINTS 5.31.16 9:40 a.m. FINAL REVISED

About Great Plains Energy

Great Plains Energy Incorporated (NYSE: GXP) is the holding company of Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company (GMO). The utilities operate under the brand name KCP&L.

Their electric utilities serve over 838,000 customers in 47 counties in Missouri and Kansas with a combined diverse generation platform of more than 6,600 MW of capacity.

Management is focused on providing long-term earnings growth for shareholders and low cost, reliable energy for customers. In addition, Great Plains Energy has an attractive annualized dividend of $0.98 per share. Great Plains Energy’s dividend, combined with earnings growth potential, provide investors with a strong total return investment alternative.

Corporate Values

Strategic Intent: Great Plains Energy is focused on providing reliable long-term value to shareholders and customers through its utilities by supplying and delivering electricity and energy solutions to meet customers’ current and future needs and enhance their quality of life. To achieve these objectives, they believe there are four key values upon which the Company must focus:

•	Top-Tier Operating Performance: Across the organization they strive for industry-leading financial and operational performance.

•	Long-Range Perspective: They manage the Company for long-term performance, not short-sighted gains. Their Comprehensive Energy Plan (CEP) is a key example. It was a five-year strategy, which commenced in 2005, to increase the Company’s power generation capabilities, and to improve regional air quality through environmental upgrades to existing facilities, and to invest in demand side management, distributed generation, customer efficiency and affordability programs, and transmission and distribution improvements.

•	Winning Culture: The Company is focused on building a culture dedicated to achieving Great Plains Energy’s goals. Recruiting and developing top workforce talent is the key to sustaining excellent performance across the Company and creating long-term shareholder and customer value.

•	Collaborative Relationships: Over the years they have built numerous collaborative relationships that help accomplish their business objectives and be good corporate citizens. They support the economic and social well-being of their customer communities through targeted financial programs focused on at-risk youth, the environment and economic and civic efforts. These are the foundations that build strong, long-term relationships with customers, community leaders, legislators and regulators that will ultimately drive shareholder value.

EMPLOYEE TALKING POINTS 5.31.16 9:40 a.m. FINAL REVISED

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Great Plains Energy Incorporated (“Great Plains”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Great Plains and Westar Energy, Inc. (“Westar Energy”) that also constitutes a preliminary prospectus of Great Plains. After the registration statement is declared effective Great Plains and Westar Energy will mail a definitive proxy statement/prospectus to shareholders of Great Plains and shareholders of Westar Energy. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Great Plains or Westar Energy may file with the SEC and send to Great Plains’ and/or Westar Energy’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND WESTAR ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Great Plains or Westar Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Great Plains will be available free of charge on Great Plains’ website at www.greatplains.com, in the “Investor Relations” tab near the bottom of the page, or by contacting Great Plains’ Investor Relations Department at 1-800-245-5275. Copies of the documents filed with the SEC by Westar Energy will be available free of charge on Westar Energy’s website at www.westarenergy.com or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Great Plains and Westar Energy and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Great Plains may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 24, 2016. Information about the directors and executive officers of Westar Energy may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 1, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains and Westar Energy believes that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains and Westar Energy are engaged. These forward looking statements speak only as of the date of this communication, and Great Plains and Westar Energy expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Great Plains’ or Westar Energy’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Great Plains and Westar Energy, including the most recent Forms 10-K and 10-Q, for additional information about Great Plains and Westar Energy and about the risks and uncertainties related to the business of each of Great Plains and Westar Energy which may affect the statements made in this communication.